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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 803062 10 8                   13G                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J. Stuart Moore
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
                           10,896,246 shares
                  --------------------------------------------------------------
                  6        SHARED VOTING POWER
                           5,022,457 shares (consists of 5,022,457 shares held
                           by the J. Stuart Moore Eight Year Qualified Annuity
                           Trust - 1996. Mr. Moore is a co-trustee of this trust
                           and shares voting control over the shares held by the
      NUMBER               trust.) Mr. Moore's wife shares voting control over
        OF                 798,175 shares held by the J. Stuart Moore
      SHARES               Irrevocable Trust - 1996, of which she is co-trustee.
   BENEFICIALLY   --------------------------------------------------------------
      OWNED       7        SOLE DISPOSITIVE POWER
        BY                 10,896,246 shares
       EACH       --------------------------------------------------------------
    REPORTING     8        SHARED DISPOSITIVE POWER
      PERSON               7,628,501 shares (consists of 2,606,044 shares held
       WITH                by the J. Stuart Moore Remainder Trust - 1996 and
                           5,022,457 shares held by the J. Stuart Moore Eight
                           Year Qualified Annuity Trust - 1996. Mr. Moore is a
                           co-trustee of each of these trusts and shares
                           dispositive control over the shares held by each
                           trust.) Mr. Moore's wife shares dispositive control
                           over 798,195 shares held by the J. Stuart Moore
                           Irrevocable Trust - 1996, of which she is a
                           co-trustee.
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Mr. Moore has or shares voting or investment control over 18,524,747 shares (includes 5,022,457 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 2,606,044 shares held by the J. Stuart Moore Remainder Trust - 1996.) Mr. Moore's wife has or shares voting or investment control with respect to 798,175 shares held by the
         J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         15.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

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CUSIP NO. 803062 10 8                   13G                    Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J. Stuart Moore Eight Year Qualified Annuity Trust - 1996
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
                           5,022,457 shares (voting control of these shares is
                           shared by Mr. Moore, who is a co-trustee of the
      NUMBER               trust)
        OF        --------------------------------------------------------------
      SHARES      6        SHARED VOTING POWER
   BENEFICIALLY            0 shares
      OWNED       --------------------------------------------------------------
        BY        7        SOLE DISPOSITIVE POWER
       EACH                5,022,457 shares (dispositive control of these shares
     REPORTING             is shared by Mr. Moore, who is a co-trustee of the
      PERSON               trust)
       WITH       --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,022,457 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------

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CUSIP NO. 803062 10 8                                          Page 4 of 7 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

Item 2(a)         Name of Person Filing:

                  J. Stuart Moore for himself and on behalf of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996; and the
                  J. Stuart Moore Eight Year Qualified Annuity Trust - 1996

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  J. Stuart Moore
                  c/o Sapient Corporation
                  One Memorial Drive
                  Cambridge, MA  02142

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 receives its mail c/o Mr. Moore.

Item 2(c)         Citizenship:

                  Mr. Moore is a citizen of the United States of America.

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 is organized under the laws of the Commonwealth of Massachusetts.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable

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CUSIP NO. 803062 10 8                                          Page 5 of 7 Pages

Item 4            Ownership:

                           (a)      Amount Beneficially Owned:

                           Mr. Moore has or shares voting or investment control over 18,524,747 shares (includes 5,022,457 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 2,606,044 shares held by the
                           J. Stuart Moore Remainder Trust - 1996). Mr. Moore's wife has or shares voting or investment control with respect to 798,175 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds 5,022,457 shares.

                           (b)      Percent of Class:

                           Mr. Moore has or shares voting or investment control over shares representing 15.2% of the issuer's outstanding common stock.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds shares representing 4.1% of the issuer's outstanding common stock.

                           (c)      Number of shares as to which person has:

                                            (i) sole power to vote or to direct
                                            the vote:

                                            Mr. Moore has sole power to vote or
                                            to direct the vote of 10,896,246
                                            shares.

                                            (ii) shared power to vote or to
                                            direct the vote:

                                            Mr. Moore has shared power to vote
                                            or to direct the vote of 5,022,457
                                            shares (consists of 5,022,457 shares
                                            held by the J. Stuart Moore Eight
                                            Year Qualified Annuity Trust - 1996,
                                            of which Mr. Moore is a co-trustee).
                                            Mr. Moore's wife shares voting
                                            control over 798,175 shares held by
                                            the J. Stuart Moore Irrevocable
                                            Trust - 1996, of which she is a
                                            co-trustee.

                                            (iii) sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Moore has sole power to dispose
                                            of or to direct the disposition of
                                            10,896,246 shares.

                                            (iv) shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Moore has shared power to
                                            dispose or to direct the disposition
                                            of 7,648,501 shares (consists of
                                            2,606,044 shares held by the J.
                                            Stuart Moore Remainder Trust - 1996
                                            and 5,022,547 shares held by the J.
                                            Stuart Moore Eight Year Qualified
                                            Annuity Trust - 1996. Mr. Moore is a
                                            co-trustee of each of these trusts
                                            and shares dispositive control over
                                            the shares held by each trust.) Mr.
                                            Moore's wife shares dispositive
                                            control over 798,175 shares held by
                                            the J. Stuart Moore Irrevocable
                                            Trust - 1996, of which she is a
                                            co-trustee.

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CUSIP NO. 803062 10 8                                          Page 6 of 7 Pages

Item 5            Ownership of Five Percent or Less of a Class:

                  As of the date hereof, the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  During the term of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, Mr. Moore is the only beneficiary of such trust.

                  Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust - 1996.

                  Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust - 1996.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  Not applicable

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CUSIP NO. 803062 10 8                                          Page 7 of 7 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2003

                                          /s/ J. Stuart Moore
                                ------------------------------------------------
                                J.Stuart Moore, individually and as co-trustee of the J.Stuart Moore Eight Year Qualified Annuity Trust - 1996

                                          /s/ Samuel C. Sichko
                                ------------------------------------------------
                                Samuel C. Sichko, Esq., as co-trustee of the
                                J.Stuart Moore Eight Year Qualified Annuity
                                Trust - 1996